82-3672

Hong Leong Management Services Pte. Ltd.

GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House
Singapore 068877
Tel: 6877 8228 Fax: 6225 4959
Writer's Tel : 68778278

City Developments Ltd

Our Ref :GCSS-EL/1493/04/LTR

26 July 2004

SUPPL

The Company Secretary
HONG LEONG INDUSTRIES BERHAD
Level 9, Wisma Hong Leong
18 Jalan Perak
50450 Kuala Lumpur
Malaysia

04036194

PRIVATE & CONFIDENTIAL
By Facsimile & Airmail

No. of pages : 03
(*Inclusive of this page*)

UNDER

Dear Sir/Madam

NOTIFICATIONS BY SUBSTANTIAL SHAREHOLDERS

We forward herewith, for your kind attention, the notifications pursuant to Section 69F of the Companies Act 1965 (Form 29B) by the following substantial shareholders:-

1. Hong Realty (Private) Limited;
2. Hong Leong Investment Holdings Pte. Ltd.;
3. Kwek Holdings Pte Ltd;
4. Mr Kwek Leng Beng;
5. Davos Investment Holdings Private Limited;
6. Mr Kwek Leng Kee; and
7. Mr Quek Leng Chye.

Yours faithfully

ENID LING
Assistant Manager
(Corporate Secretarial Services)

8/12

cc The Listings Manager
Bursa Malaysia Securities Berhad
9th Floor, Exchange Square
Bukit Kewangan, 50200 Kuala Lumpur

Securities Commission
No. 3 Persiaran Bukit Kiara
Bukit Kiara
50490 Kuala Lumpur

encs.

FORM 29B
Companies Act, 1965
(Section 69F(1))

CHANGE IN THE INTEREST OF SUBSTANTIAL SHAREHOLDERS

To: The Secretary
HONG LEONG INDUSTRIES BERHAD

We hereby give notice that there is a change in our interest and we give below the information, particulars and circumstances as required by Section 69F :-

Particulars of Substantial Shareholders

Name: Hong Realty (Private) Limited ("HR")
Address: 16 Raffles Quay #26-00
Hong Leong Building, Singapore 048581
Company No: 196200244W
Place of incorporation: Singapore

Name: Hong Leong Investment Holdings Pte. Ltd. ("HLIH")
Address: 16 Raffles Quay #26-00
Hong Leong Building, Singapore 048581
Company No: 194800045K
Place of incorporation: Singapore

Name: Kwek Holdings Pte Ltd ("KH")
Address: 16 Raffles Quay #26-00
Hong Leong Building, Singapore 048581
Company No: 199308672D
Place of incorporation: Singapore

Name: Kwek Leng Beng ("KLB")
Address: 12 Tanglin Hill, Singapore 248049
I/C No.: S0601921H
Nationality: Singapore Citizen

Full Particulars of Change in Interest

Date of Change	No. of shares acquired or (disposed)	Name of registered holder	Total no. of shares held after change	Circumstances by reason of which change has occurred
As at 22.07.2004	155,700	Assets Nominees (Tempatan) Sdn Bhd	HR/HLIH/KH/KLB 130,799,900	Deemed Interest

Dated this 27th day of July 2004.

....
Hong Realty ~~(Private)~~ Limited
for itself and for and on behalf of
Hong Leong Investment Holdings Pte. Ltd.
Kwek Holdings Pte Ltd
Kwek Leng Beng

cc. Bursa Malaysia Securities Berhad
Securities Commission

FORM 29B
Companies Act, 1965
(Section 69F(1))

CHANGE IN THE INTEREST OF SUBSTANTIAL SHAREHOLDERS

To: The Secretary
HONG LEONG INDUSTRIES BERHAD

We hereby give notice that there is a change in our interest and we give below the information, particulars and circumstances as required by Section 69F :-

Particulars of Substantial Shareholders

Name: Davos Investment Holdings Private Limited ("Davos") Address: 16 Raffles Quay #25-00 Hong Leong Building, Singapore 048581	Company No: 200201068E Place of incorporation: Singapore
Name: Kwek Leng Kee ("KLK") Address: 1B Dalvey Estate, Singapore 259552	I/C No.: S0081561F Nationality: Singapore Citizen
Name: Quek Leng Chye ("QLC") Address: 7 Dalvey Estate, Singapore 259524	I/C No.: S1141338B Nationality: Singapore Citizen

Full Particulars of Change in Interest

Date of Change	No. of shares acquired or (disposed)	Name of registered holder	Total no. of shares held after change	Circumstances by reason of which change has occurred
As at 22.07.2004	155,700	Assets Nominees (Tempatan) Sdn Bhd	Davos/KLK/QLC 130,799,900	Deemed Interest

Dated this 24th day of July 2004.

....
Davos Investment Holdings Private Limited
for itself and for and on behalf of
Kwek Leng Kee and Quek Leng Chye

cc Bursa Malaysia Securities Berhad
Securities Commission